November 4, 2016

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Suzanne Hayes

Scott Foley

Mary Beth Breslin

Re:

Nexus BioPharma, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 13, 2016

File No. 000-53207

Ladies and Gentlemen:

Please accept this letter as the response of Nexus BioPharma, Inc. (the “Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 31, 2016. Simultaneously herewith the Company is filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on October 13, 2016 (the “Proxy Statement”).

Security Ownership of Certain Beneficial Owners and Management, page 3

1. Please revise your disclosure to reflect the information required by Item 403 of Regulation S-K with respect to the convertible notes and all of the securities underlying these notes. We refer you to Exchange Act Rule 13d-3(d)(1).

Response:  The terms of the notes will provide that the notes will automatically convert into shares of the Company’s Preferred Stock upon designation of a class of the Company’s Preferred Stock. The Company is currently not authorized to issue preferred stock but intends to solicit the consent of its shareholders to authorize the issuance of blank check preferred stock. At such time as the Company received the requisite approval from its shareholders, the Company will file an amendment to its Articles of Incorporation to authorize the issuance of the blank check preferred and immediately after such filing, intends to file a certificate of Designation with the Secretary of State of Nevada to designate 1,000,000 shares as Series A Preferred Stock. Upon filing the Certificate of Designation, the Company will simultaneously therewith issue the notes to the shareholders of Nexus BioPharma, Inc. a Delaware corporation who are entitled to the notes under that certain Amended and Restated Agreement and Plan of Reorganization dated as of June 9, 2016.  It is contemplated that the Certificate of Designations of Series A Preferred Stock will include a beneficial ownership limitation of 4.99%.  Each holder reflected in the Security Ownership table is above the beneficial ownership limitation and therefore will not be able to immediately convert the shares of Series A Preferred Stock that they will receive upon conversion of the notes. Therefore, the holders will be not deemed to beneficially own the shares of common stock underlying the Series A Preferred Stock.

Outstanding Shares and Purpose of the Proposal, page 4

2. You state in this proposal that your Board believes the authorization of preferred shares is desirable because it will provide you with increased flexibility of action to meet future working capital and capital expenditure requirements. However, it appears that some, if not all, of the newly preferred stock for which you are seeking shareholder approval may be issued upon conversion of the promissory notes, which will take place once a Certificate of Designation is filed. Please revise to clarify the purpose of the proposal and quantify the number of shares of preferred stock that will be reserved for issuance in connection with the promissory notes.

Response:  The Proxy Statement has been revised to clarify the purpose and quantify the preferred issuance.

The Company acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact our counsel Marcelle S. Balcombe at Sichenzia Ross Ference Kesner LLP at (212) 930-9700 or the undersigned.

Very truly yours,

/s/ Warren Lau

Warren Lau